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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: November, 2001                Commission File Number:  0-30594

                              GT GROUP TELECOM INC.
                              (Name of Registrant)

                            20 BAY STREET, SUITE 700
                                TORONTO, ONTARIO
                                 CANADA M5J 2N8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                      NOTE

     THIS FORM 6-K REPORT IS INCORPORATED BY REFERENCE INTO THE REGISTRATION
STATEMENTS ON FORM F-3 OF GT GROUP TELECOM INC. (REGISTRATION NO. 333-45378 AND
333-58624).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GT GROUP TELECOM INC.


Date:    November 14, 2001             By: /s/ Robert M. Fabes
                                           -------------------------------------
                                           Name:  Robert M. Fabes
                                           Title: Senior Vice President and
                                                  General Counsel

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                                     EXHIBIT

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
Exhibit                           Description of Exhibit                                 Page
-------                           ----------------------                                 ----
   1            Amendment Agreement dated November 14, 2001, among GT Group               4
                Telecom Services Corp., GT Group Telecom Inc., GT Group Telecom
                Services (USA) Corp., Canadian Imperial Bank of Commerce,
                Goldman Sachs Canada Credit Partners Co., Royal Bank of Canada,
                The Toronto-Dominion Bank, Bank of Montreal, The Bank of Nova
                Scotia Citibank Canada, CSAM Funding I, First Dominion Funding
                I, First Dominion Funding II, IBM Commercial Finance, National
                Bank of Canada, and Textron Financial Canada Limited.


   2            Amendment Agreement No. 2 dated November 14, 2001 among GT Group          16
                Telecom Services Corp., GT Group Telecom Inc., GT Group Telecom
                Services (USA) Corp., Cisco Systems Capital Canada Co., and
                Credit Suisse First Boston.


   3            Amendment Agreement dated November 14, 2001 among GT Group                27
                Telecom Services Corp., GT Group Telecom Inc., GT Group Telecom
                Services (USA) Corp., Lucent Technologies Inc., and such other lenders as named therein.